September 14, 2007

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Ruediger Albrecht
President
Isdera North America, Inc.
50 Pine Drive
Cold Spring Harbor, New York 11724

RE: Isdera North America, Inc. ("The Company")
File # 333-138059
Form 8-K filed on September 12, 2007

Dear Mr. Albrecht:

We have reviewed the disclosures in Form 8-K filed on September 12, 2007, and have the
following comments. Where indicated, we think you should revise your document in response to
these comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Please respond within five business days to address our comments and confirm that such
comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response
should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Exhibit 16:

1.   Please file an amended Form 8-K that repeats all your disclosures included in Form 8-K
      filed on September 12, 2007 that includes a letter from your former accountant,
      indicating whether or not they agree with your disclosures in the Form 8-K.

Other

2.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
      in the filings reviewed by the staff to be certain that they have provided all information
      investors require. Since the company and its management are in possession of all facts
      relating to a company's disclosure, they are responsible for the accuracy and adequacy of
      the disclosures they have made. In connection with responding to our comments, please
      provide, in writing, a statement from the company acknowledging that

      ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
      ·   staff comments or changes to disclosure in response to staff comments in the filings
          reviewed by the staff do not foreclose the Commission from taking any action with
          respect to the filing; and
      ·   the company may not assert staff comments as a defense in any proceeding initiated by
          the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five
business days of the date of this letter. Please note that if you require longer than five business
days to respond, you should contact the staff immediately to request additional time. You may
contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any
questions.

                                              Sincerely,

                                              E. L. Simpson

                                              Effie Simpson
                                              Staff Accountant